Joel Bernstein
                          Attorney and Counselor-at-Law


July 5, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Southern Sauce Company, Inc.
         Registration Statement on Form SB-2
         Amendment No. 1
         File No. 333-125268

Greetings:

We have filed Amendment No. 1 to the above-referenced registration statement on Form SB-2 reflecting changes to respond to the staff's comment letter dated June 24, 2005 on the original filing. The way we have responded to each such comment is set forth below utilizing the same numbering system as set forth in your comment letter dated June 24, 2005.

GENERAL

1. Although the preferred stock is convertible into common stock within one year, the issuance of the company's common stock upon conversion of the preferred stock is exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9). The conversion is solely at the option of the holder of the preferred stock and such conversion may not be initiated by the company. Accordingly, no registration of the common stock is required as is confirmed by CF telephone interpretation A9 (1997).

2. The reference to of the offering as being a on a "best efforts" has been modified to indicate that the offering is self - underwritten.

3. The company will seek to have its common stock, but not its preferred stock, trade on the over-the-counter market and quoted on the OTC Bulletin Board after the termination of the offering. This matter has been added to the risk factor, THERE IS NO CURRENT MARKET FOR OUR PREFERRED OR COMMON STOCK. We have also added a new section to the prospectus, Resale of our Shares, which appears immediately following Plan of Distribution, and discusses this matter.

4. The shares will be registered for sale in the State of Florida. A new risk factor, STATE BLUE SKY LAWS MAY LIMIT YOUR ABILITY TO RESELL OUR STOCK, has been added to advise investors that the blue sky laws of certain states may limit their ability to resell our shares. We also discuss this matter in the new section of the prospectus, Resale of our Shares.

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COVER PAGE

5. The information on the cover page is limited to the information required by
Item 501(a) of Regulation S-B. We have added a brief description of the material terms of the convertible preferred stock to the cover page.

6. We have added the following legend on the cover page of the prospectus pursuant to Item 501(a)(10) of Regulation S-B.

"The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted."

RISK FACTORS

7. We have separated the risk factors into two categories -- Business Risks and Securities Risks.

We have expanded the risk factor, WE MAY NOT RECEIVE ENOUGH CAPITAL FROM THIS OFFERING TO ENABLE US TO INTRODUCE OUR FIRST PRODUCT INTO THE MARKETPLACE, to include the fact that the offering is being made by the company directly without the use of a registered broker/dealer and has no minimum offering amount.

We have included as the second risk factor: OUR INDEPENDENT AUDITORS HAVE RAISED SUBSTANTIAL DOUBTS ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We have included an additional risk factor: OUR OFFICERS AND DIRECTORS HAVE NO EXPERIENCE IN THE SPECIALTY FOOD BUSINESS OR MANAGING PUBLIC COMPANIES.

We have included an additional risk factor: WE HAVE NO FULL TIME EMPLOYEES AND OUR OFFICERS ONLY WORK FOR US ON AN "AS NEEDED" BASIS.

We have included an additional risk factor: CONTINUED CONTROL BY CURRENT CONTROLLING STOCKHOLDER.

We have included an additional risk factor: WE RELY ON A LICENSE FROM OUR CONTROLLING STOCKHOLDER FOR THE RECIPE FOR OUR FIRST PRODUCT. OUR RIGHT TO USE SUCH RECIPE MAY BE TERMINATED UNDER CERTAIN CIRCUMSTANCES AND THIS MAY RESULT IN A CONFICT OF INTEREST.

8. We have revised the risk factor, THE OFFERING PRICE OF $10.00 PER SHARE IS SPECULATIVE to add a statement that the offering price was arbitrarily determined by management.

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9. We have placed the risk factor concerning the Penny Stock Rules under the
Securities Risk portion of the risk factors and expanded the discussion of the penny stock rules to focus on the risks posed to potential investors as well as giving more information to the requirements of the penny stock rule. We also discuss this matter in the new section of the prospectus, Resale of our Shares, which appears after Plan of Distribution in Amendment no. 1.

USE OF PROCEEDS

10. We have adjusted the use of proceeds table to be on a net proceeds basis after estimated offering expenses.

CAPITALIZATION TABLE

11. We have adjusted the amounts for common stock and additional paid-in capital to agree with the balance sheet as of March 31, 2005.

PLAN OF OPERATION

12. Amendment no. 1 has been revised to include a discussion of how long the company can satisfy its cash requirements and whether it will have to raise additional funds in the next 12 months. We discuss this matter from two possible scenarios; (a) the Company does not raise sufficient capital from the offering to introduce its first product; and (b) capital needs after introduction of the first product into the marketplace. This amendment also includes an additional Risk Factor - WE MAY REQUIRE ADDITIONAL CAPITAL AFTER WE INTRODUCE OUR FIRST PRODUCT, so that the two scenarios are discussed in two risk factors in order to make the discussion more easily understood.

13. We have added a paragraph about the costs associated with becoming a publicly reporting company in this amendment. See also, Business - government regulation for a discussion of certain government regulation of our business. We do not believe we are faced with unusual compliance costs.

BUSINESS -- DISTRIBUTION

14. The company's Internet site has not become available as of the filing of this amendment.

EMPLOYEES

15. We have clarified the amount of time that our officers currently devote to the company.

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CERTAIN RELATIONSHIPS

16. The risk factor, WE RELY ON A LICENSE FROM OUR CONTROLLING STOCKHOLDER FOR THE RECIPE FOR OUR FIRST PRODUCT. OUR RIGHT TO USE SUCH RECIPE MAY BE TERMINATED UNDER CERTAIN CIRCUMSTANCES AND THIS MAY RESULT IN A CONFICT OF INTEREST, has been included in Amendment no. 1 and includes an expanded discussion of the potential confict of interest of the license agreement.

The Board of Directors has adopted a requirement that all related party transactions are required to be reviewed and approved by an independent body of the Board of Directors composed solely of independent directors and this requirement has been added to the discussion of Certain Relationships.

FINANCIAL STATEMENTS

17. The financial statements are not required to be updated for this amendment.

18. A current consent of independent accountants is included as an exhibit to this amendment.

PROSPECTUS DELIVERY OBLIGATION

19. Amendment no. 1 specifies a 90 day prospectus delivery period.

RECENT SALES OF UNREGISTERED SECURITIES

20. Amendment no. 1 has been revised to include in Item 26, and identification of the services provided in exchange for 490,000 shares of common stock in the period ended December 31, 2004.

21. Amendment number one more fully describes issuance of 900,000 shares in the first quarter of 2005 as requested.

Please let me have any further comments on the registration statement at your earliest convenience.

                                        Yours very truly,


                                        Joel Bernstein

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